FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: December 1, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

FOR IMMEDIATE RELEASE Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES PEÑASQUITO PROJECT UPDATE
IN ADVANCE OF ANALYST TOUR

VANCOUVER, BRITISH COLUMBIA, December 1, 2006 - GOLDCORP INC. today provided an update on project development and recent drilling activity at its Peñasquito project in Zacatecas, Mexico. Goldcorp will host an analyst tour of the property later next week.

Drilling Results
Since the updated feasibility study was completed in July 2006, Goldcorp has drilled 150 core holes representing nearly 80,000 meters, which includes condemnation drilling and over 50 exploration holes around the Peñasco and Chile Colorado pits. Results of this latest activity have identified significant intersections that continue to support the potential for resource expansion in 2007.

This recent phase of drilling at Peñasquito focused on defining the western limits of mineralization for the purposes of plant, facilities and airstrip placement. Holes were widely-spaced—an average of 200 meters apart—and were concentrated outside of the Peñasco and Chile Colorado pit outlines. Some highlights include:

▪	Very strong mineralization in hole GP-422, extending mineralization to the west of the Peñasco pit.
▪	Results of hole GP-396 demonstrate ore grade intervals that extend north and east of the Chile Colorado pit boundary.
▪	Mineralization remains open west of Peñasco pit and northeast of Chile Colorado pit with potential for a continuous mineralization zone nearly three kilometers in length.
▪	The complete Peñasquito drillhole database, including corresponding cross section and drill hole maps, will also be available on our website at www.goldcorp.com/gold_projects/penasquito.

Peñasquito Exploration Plans
In light of the widely-spaced nature of the drilling program undertaken since the July 2006 feasibility update, the primary goal in 2007 will be to complete in-fill drilling in order to convert resources into reserves. Six core drill rigs will continue to operate at Peñasquito, with a total exploration budget of $20 million in 2007. The Company will also continue to evaluate promising regional exploration targets, including Nochebuena, Los Lobos and Saltillito.

Peñasquito Project - Select Drill Data Results

(Note: Metal Prices for Gold Equivalent in USD: $450/oz. Gold, $7/oz.Silver, $0.60/lb Lead, $0.30/lb Zinc)

Hole	Zone	From-To (m)	Interval (m)	Gold (gpt)	Silver (gpt)	Lead (%)	Zinc (%)	Gold Equivalent (gpt)

GP-378	Peñasco	536-706	170	0.89	31	0.37	0.62	2.11
	includes	542-666	124	1.12	36	0.45	0.74	2.56

GP-379	Peñasco	346-640	294	0.76	19	0.04	0.50	1.53
	includes	412-542	130	1.33	22	0.02	0.49	2.12

GP-382	Peñasco	191-646	455	0.22	17	0.18	0.35	0.89
	includes	191-217	26	0.78	158	2.15	1.60	5.68

GP-389	Azul	394-604	210	0.16	27	0.13	0.87	1.44

GP-394	Azul	244-266	22	0.34	24	0.30	0.73	1.52
		386-542	156	0.31	34	0.54	1.23	2.20

GP-396	Azul	180-808	628	0.20	29	0.26	0.97	1.67

GP-413	Peñasco	546-716	170	0.16	36	0.80	1.13	2.12
		790-822	32	0.27	65	1.11	1.07	2.77

GP-414	Azul	186-464	278	0.10	38	0.24	0.48	1.23

GP-415	Peñasco	292-896	604	0.23	25	0.28	0.45	1.15
	includes	734-896	162	0.21	51	0.66	0.94	2.16

GP-417	Peñasco	18-58	40	0.87	61	0.45	1.17	3.09
		234-256	22	0.51	55	0.37	0.27	1.78
		404-720	316	0.20	17	0.35	0.48	1.07

GP-418	Peñasco	418-478	60	0.63	16	0.12	0.14	1.06
		622-734	112	1.09	36	0.20	0.39	2.09

GP-420	Peñasco	378-799	421	0.58	36	0.27	0.82	2.01

GP-421	Peñasco	490-814	324	0.49	65	0.28	0.97	2.51

GP-422	Peñasco	392-832	440	0.63	75	1.06	1.64	3.79
	includes	392-674	282	0.88	97	1.48	2.20	5.07

GP-424	Azul	150-436	286	0.26	43	0.30	0.69	1.69

C10-05	Peñasco	490-784	294	0.64	30	0.18	0.49	1.64
	includes	586-700	114	1.18	47	0.23	0.67	2.62

C55-06	Sotol	124-458	334	0.24	20	0.33	0.47	1.13

Project Development Update
Engineering work for process facilities at Peñasquito is proceeding ahead of schedule. The Company has received permits to begin building the ancillary facilities such as roads, offices, and camp structures which will support mine construction in 2007. Construction offices are now in place at the site, the airstrip is complete and construction of the camp is underway. Electric power and water for construction are being established. The Company anticipates receiving major mine construction permits and deliveries of mobile mining equipment in the first half of 2007, allowing major earthworks and pre-stripping to begin.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Melanie Pilon	Jeff Wilhoit
Director, Investor Relations	Goldcorp Inc.
Goldcorp Inc.	5190 Neil Road Ste. 310
3400-666 Burrard Street	Reno, Nevada 89502
Vancouver, British Columbia, V6C 2X8	Telephone: (775) 827-4600
Telephone: (604) 696-3024	Fax: (775) 827-6992
Fax: (604) 696-3001

e-mail: info@goldcorp.com
website: www.goldcorp.com